Exhibit 99.1

Vermilion Energy Inc. Closes Acquisition of Zaza Energy France

CALGARY, Dec. 27, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX - VET) is pleased to announce that it has completed its previously announced transaction with ZaZa Energy Corporation ("ZaZa") whereby Vermilion, through its wholly owned subsidiaries, has acquired 100% of the shares of ZaZa Energy France S.A.S ("ZEF") (the "Acquisition"). ZEF's operating interests cover approximately 24,300 acres with 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin.  Current production is approximately 850 bbl/d of light Brent-based crude oil (approximately 27˚API). Proved plus probable developed producing reserves(1) at December 31, 2012, as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ"), were estimated to be approximately 6.3 million boe with a reserve life index of over 20 years, reflecting the low decline rates of the acquired assets.

Taking into consideration an effective date for the Acquisition of October 1, 2012 and customary closing adjustments, Vermilion paid approximately US$76 million cash at closing of the Acquisition, including working capital.  Resulting acquisition metrics reflect a cash cost of approximately US$90,000 per boe/d and US$12.26 per boe of proved plus probable developed producing reserves.

Vermilion continues to maintain considerable financial flexibility after closing of the Acquisition with more than $500 million of remaining borrowing capacity.

The acquired assets offer a strong fit with our current French operations, and the transaction is well aligned with our strategic objective to consolidate assets within our core operating areas. The Acquisition further strengthens Vermilion's position as the leading oil producer in France and increases Vermilion's Brent-based weighting to approximately 45% of consolidated production.

About Vermilion

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  In addition, Vermilion's Board of Directors has approved a 5.3% increase in the monthly cash dividend to $0.20 CDN per share from the current level of $0.19 CDN per share.  The increase is expected to become effective for the January 2013 dividend payable on February 15, 2013(3). This marks our third increase since initiating a dividend ten years ago. Vermilion has never reduced its dividend. Vermilion believes it is well positioned to continue to provide shareholders with steady growth and reliable and growing dividends.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF. Vermilion has initiated the process with the NYSE Euronext for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange ("NYSE"). Listing will be subject to fulfilling all of the listing requirements of the NYSE. Pending receipt of all applicable exchange and regulatory approvals, the Company expects its common shares will be listed on the NYSE during the first quarter of 2013 under the ticker symbol "VET".

(1) Estimated proved plus probable developed producing reserves attributable to the Acquisition as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated November 13, 2012 with an effective date of December 31, 2012.

(2) Fund flows from operations and net debt are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in noncash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt.

(3) In accordance with applicable corporate law requirements (including solvency tests), formal declaration and payment of the January 2013 dividend remains subject to final Board of Director approval prior to its declaration on or about January 15, 2013.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

DISCLAIMER

Certain statements included or incorporated by reference in this news release may constitute forward-looking statements under applicable securities legislation.  Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	estimated reserves attributable to the fields acquired in the Acquisition;
•	strategic objectives; and
•	the effective date of the dividend increase.

Statements relating to reserves are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Such forward-looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in France;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions, exploration or development projects or capital expenditures;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO; Anthony Marino, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director - Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 27-DEC-12